UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NanoString Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

63009R109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 63009R109	Page 2 of 17 Pages

1.	Names of Reporting Persons. OVP VENTURE PARTNERS VI, L.P. (“OVP VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,412,550 shares, except that OVMC VI, L.L.C. (“OVMC VI”) the general partner of OVP VI, may be deemed to have sole power to vote these shares, and Gerard H. Langeler (“Langeler”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,412,550 shares, except that OVMC VI, the general partner of OVP VI, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 63009R109	Page 3 of 17 Pages

1.	Names of Reporting Persons. OVP VI ENTREPRENEURS FUND, L.P. (“OVP VI EF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

19,408 shares, except that OVMC VI, the general partner of OVP VI EF, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

19,408 shares, except that OVMC VI, the general partner of OVP VI EF, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,408
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 63009R109	Page 4 of 17 Pages

1.	Names of Reporting Persons. OVP VENTURE PARTNERS VII, L.P. (“OVP VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

764,340 shares (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VII, L.L.C. (“OVMC VII”), the general partner of OVP VII, may be deemed to have sole power to vote these shares, and Bill Funcannon (“Funcannon”), Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

764,340 shares (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VII, the general partner of OVP VII, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 764,340
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 63009R109	Page 5 of 17 Pages

1.	Names of Reporting Persons. OVP VII ENTREPRENEURS FUND, L.P. (“OVP VII EF”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,973 shares, except that OVMC VII, the general partner of OVP VII EF, may be deemed to have sole power to vote these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,973 shares, except that OVMC VII, the general partner of OVP VII, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 63009R109	Page 6 of 17 Pages

1.	Names of Reporting Persons. OVMC VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

1,431,958 shares, of which 1,412,550 are directly owned by OVP VI and 19,408 are directly owned by OVP VI EF. OVMC VI, the general partner of OVP VI and OVP VI EF, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

1,431,958 shares, of which 1,412,550 are directly owned by OVP VI and 19,408 are directly owned by OVP VI EF. OVMC VI, the general partner of OVP VI and OVP VI EF, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,958
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 63009R109	Page 7 of 17 Pages

1.	Names of Reporting Persons. OVMC VII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.

Sole Voting Power

766,313 shares, of which 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,973 are directly owned by OVP VII EF. OVMC VII, the general partner of OVP VII and OVP VII EF, may be deemed to have sole power to vote these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to Row 5.
7.

Sole Dispositive Power

766,313 shares, of which 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,973 are directly owned by OVP VII EF. OVMC VII, the general partner of OVP VII and OVP VII EF, may be deemed to have sole power to dispose of these shares, and Funcannon, Langeler and Waite, the managing members of OVMC VII, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to Row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,313
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

CUSIP No. 63009R109	Page 8 of 17 Pages

1.	Names of Reporting Persons. CHARLES P. WAITE, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

2,198,271, of which (a) 1,412,550 shares are directly owned by OVP VI, (b) 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) 19,408 shares are directly owned by OVP VI EF and (d) 1,973 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Waite, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to vote these shares. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

2,198,271, of which (a) 1,412,550 shares are directly owned by OVP VI, (b) 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) 19,408 shares are directly owned by OVP VI EF and (d) 1,973 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Waite, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to dispose of these shares. Waite disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,271
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.2%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 63009R109	Page 9 of 17 Pages

1.	Names of Reporting Persons. GERARD H. LANGELER
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

2,198,271, of which (a) 1,412,550 shares are directly owned by OVP VI, (b) 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) 19,408 shares are directly owned by OVP VI EF and (d) 1,973 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Langeler, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to vote these shares. Langeler disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

2,198,271, of which (a) 1,412,550 shares are directly owned by OVP VI, (b) 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, (c) 19,408 shares are directly owned by OVP VI EF and (d) 1,973 shares are directly owned by OVP VII EF. OVMC VI is the general partner of OVP VI and OVP VI EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Langeler, a managing member of OVMC VI and OVMC VII, may be deemed to have shared power to dispose of these shares. Langeler disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,198,271
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.2%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 63009R109	Page 10 of 17 Pages

1.	Names of Reporting Persons. BILL FUNCANNON
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
6.

Shared Voting Power

766,313, of which 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII and 1,973 shares are directly owned by OVP VII EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Funcannon, a managing member of OVMC VII, may be deemed to have shared power to vote these shares. Funcannon disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

	7.	Sole Dispositive Power 0
8.

Shared Dispositive Power

766,313, of which (a) 764,340 (which includes 103,404 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VII, and (b) 1,973 shares are directly owned by OVP VII EF. OVMC VII is the general partner of OVP VII and OVP VII EF. Funcannon, a managing member of OVMC VII, may be deemed to have shared power to dispose of these shares. Funcannon disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 766,313
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.3%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 63009R109	Page 11 of 17 Pages

Item 1.

(a)	Name of Issuer:

NanoString Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

530 Fairview Avenue, N. Suite 2000

Seattle, WA 98109

Item 2.

(a)	Name of Person Filing:

OVP VI, OVP VI EF, OVP VII, OVP VII EF, OVMC VI, OVMC VII, Funcannon, Langeler and Waite. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Langeler and Waite are the managing members of OVMC VI (the sole general partner of OVP VI and OVP VI EF), and Funcannon, Langeler and Waite are the managing members of OVMC VII (the sole general partner of OVP VII and OVP VII EF).

(b)	Address of Principal Business Office or, if none, Residence:

The address for each of the Reporting Persons is:

C/O OVP Venture Partners

1616 Eastlake Ave. E., Suite 208

Seattle, WA 98102

(c)	Citizenship:

Funcannon, Langeler and Waite are United States citizens. OVP VI, OVP VI EF, OVP VII and OVP VII EF are limited partnerships organized under the laws of the State of Delaware. OVMC VI and OVMC VII are limited liability companies organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

63009R109

Item 3.	Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2013:

(a)	Amount beneficially owned

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person. The following disclosure assumes that there are 17,938,735

SCHEDULE 13G

CUSIP No. 63009R109	Page 12 of 17 Pages

shares outstanding, which number is based upon information contained in the Issuer’s 424(b)(4) filing, which was filed with the SEC on January 24, 2014 (as adjusted to reflect the issuance of an additional 345,945 shares, pursuant to the underwriters’ exercise of their option to purchase additional shares to cover overallotments).

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote	See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of	See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of	See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of OVP VI, OVP VI EF, OVP VII and OVP VII EF, and the limited liability company agreements of OVMC VI and OVMC VII, the partners or members, as applicable, of each such entity may be deemed to have the right to receive dividends from, or the proceeds of sale from, the shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G

CUSIP No. 63009R109	Page 13 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

OVP Venture Partners VI, L.P.
By: OVMC VI, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP VI Entrepreneurs Fund, L.P.
By: OVMC VI, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP Venture Partners VII, L.P.
By: OVMC VII, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVP VII Entrepreneurs Fund, L.P.
By: OVMC VII, L.L.C., as General Partner

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVMC VI, L.L.C.

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

OVMC VII, L.L.C.

/s/ Charles P. Waite, Jr.
Name: Charles P. Waite, Jr.
Title: Managing Member

SCHEDULE 13G

CUSIP No. 63009R109	Page 14 of 17 Pages

CHARLES P. WAITE, JR.

/s/ Charles P. Waite, Jr.

GERARD H. LANGELER

/s/ Gerard H. Langeler

BILL FUNCANNON

/s/ Bill Funcannon

SCHEDULE 13G

CUSIP No. 63009R109	Page 15 of 17 Pages

Exhibit Index

Exhibit

Exhibit A.	Agreement of Joint Filing.

.